UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549

                             SCHEDULE 13G

               Under the Securities Exchange Act of 1934
                          (Amendment No. 1)

             Amdocs Automatic Common Exchange Security Trust
                          (Name of Issuer)

      $1.51 Trust Automatic Common Exchange Securities, no par value
                    (Title of Class of Securities)

                               02342R202
                            (CUSIP Number)



Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     [X] Rule 13d-1(b)
     [ ] Rule 13d-1(c)
     [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                   13G

CUSIP NO.  02342R202


1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Wells Fargo & Company
            Tax Identification No. 41-0449260

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                               (b)  [ ]
3)        SEC USE ONLY

4)        CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    366,154
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  14,673
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 253,282
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      123,245

9)         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             381,027

10)        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES

11)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
              Less than 5%

12)        TYPE OF REPORTING PERSON

             HC

                                    13G

CUSIP NO.  02342R202


1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Wells Fargo Bank Minnesota, N.A.
            Tax Identification No. 94-1347393

2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [ ]
3)  SEC USE ONLY

4)  CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    342,704
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  14,673
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 232,832
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      123,245

9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             357,577

10)  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES

11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             Less than 5%

12)  TYPE OF REPORTING PERSON

             BK



                             UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

                             SCHEDULE 13G
               Under the Securities Exchange Act of 1934
                           (Amendment No. 1)

DISCLAIMER: Information in this Schedule 13G is provided solely for the purpose of complying with Sections 13(d) and 13(g) of the Act and regulations promulgated thereunder, and is not to be construed as an admission that Wells Fargo & Company or any of its subsidiaries is the beneficial owner of the securities covered by this Schedule 13G for any purpose whatsoever.

Item 1(a)  Name of Issuer:

           Amdocs Automatic Common Exchange Security Trust

Item 1(b)  Address of Issuer's Principal Executive Offices:

           c/o Goldman, Sachs & Co.
           85 Broad Street
           New York, NY  10004

Item 2(a)  Name of Person Filing:

           Wells Fargo & Company

Item 2(b)  Address of Principal Business Office:

           Wells Fargo & Company
           420 Montgomery Street
           San Francisco, CA  94104

Item 2(c)  Citizenship:

           Wells Fargo & Company:  Delaware

Item 2(d)  Title of Class of Securities:

           $1.51 Trust Automatic Common Exchange Securities

Item 2(e)  CUSIP Number:

           02342R202

Item 3     The person filing is a:

           Parent Holding Company in accordance with 240.13d-
           1(b)(1)(ii)(G)

Item 4     Ownership:

           See Items 5-11 of each cover page.


Item 5     Ownership of Five Percent or Less of a Class:

           If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be beneficial owners of more than five percent of the class of securities, check the following [X].

Item 6     Ownership of More than Five Percent on Behalf of Another
           Person:

           Not applicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent
           Holding Company:

           See Attachment A.

Item 8     Identification and Classification of Members of the Group:

           Not applicable.

Item 9     Notice of Dissolution of Group:

           Not applicable.

Item 10    Certification:

           By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date:  February 11, 2002

WELLS FARGO & COMPANY



By:  /s/ Laurel A. Holschuh
         Laurel A. Holschuh, Senior Vice President
          and Secretary




                               ATTACHMENT A

The Schedule 13G to which this attachment is appended is filed by Wells Fargo & Company on behalf of the following subsidiaries:

     Wells Fargo Bank Indiana, N.A. (1)
     Wells Fargo Bank Minnesota, N.A. (1)
     Wells Fargo Bank Northwest, N.A. (1)
     Wells Fargo Bank South Dakota, N.A. (1)


__________________

(1)  Classified as a bank in accordance with Regulation 13d-
     1(b)(1)(ii)(B).